UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 15)
GENZYME CORPORATION
(Name of Subject Company)
GENZYME CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
372917104
(CUSIP Number of Common Stock)
Peter Wirth
Executive Vice President
Genzyme Corporation
500 Kendall Street
Cambridge, Massachusetts 02142
(617) 252-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With copies to:

Paul M. Kinsella	Andrew R. Brownstein
Ropes & Gray LLP	Wachtell, Lipton, Rosen & Katz
Prudential Tower	51 West 52nd St
800 Boylston Street	New York, New York 10019
Boston, Massachusetts 02199	(212) 403-1000
(617) 951-7000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 15 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Genzyme Corporation, a Massachusetts corporation (the “Company” or “Genzyme”), with the Securities and Exchange Commission (the “SEC”) on October 7, 2010 (as previously amended, the “Schedule 14D-9”), relating to the unsolicited tender offer by GC Merger Corp., a Massachusetts corporation (“Offeror”) and wholly-owned subsidiary of Sanofi-Aventis, a French société anonyme (“Sanofi”), to purchase all of the outstanding shares of the Company’s common stock, par value $.01 per share (the “Shares”), at a purchase price of $69.00 per Share (the “Offer Price”), net to the selling shareholders in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 4, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the “Offer”), included as Exhibits (a)(1)(A) and (a)(1)(B) to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Sanofi and Offeror with the SEC on October 4, 2010.
Item 4. The Solicitation and Recommendation.
Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the final paragraph under the heading “(b) Background and Reasons for the Recommendation of the Company Board”:
          “The Company Board has met from time to time after it made its recommendation with respect to the Offer. At these meetings management and the Company’s financial advisors have updated the Company Board on the status of the Offer and their discussions with Sanofi’s financial advisors. In addition, the Company Board has discussed the Company’s business, operations, financial condition and prospects.
          Discussions between the Company’s financial advisors and Sanofi’s financial advisors are continuing and have expanded beyond the respective financial advisors to include, among others, representatives from both companies. These discussions have focused on potential terms for a negotiated transaction and have included the possible use of a contingent value right relating to alemtuzumab as part of any potential resolution of differences with respect to value. The Company can provide no assurance that these discussions will continue or will result in a transaction that will be determined by the Company Board to be in the best interests of the Company and its shareholders. The Company also can provide no assurance of the terms that may be obtained in any such transaction.”
Item 7. Purpose of the Transaction and Plans or Proposals.
Item 7 of the Schedule 14D-9 is hereby amended and supplemented by adding the following immediately prior to the final paragraph:
          “The recent discussions between Sanofi and the Company referred to under Item 4 “—Background of the Offer” may lead to (1) a revised tender offer for, or other acquisition of, Shares by Sanofi or one of its subsidiaries or (2) an extraordinary transaction, such as a merger, involving the Company and Sanofi. Furthermore, the Company can provide no assurance that the discussions will continue or will result in a transaction that will be determined by the Company Board to be in the best interests of the Company and its shareholders. The Company also can provide no assurance of the terms that may be obtained in any such transaction. The Company currently does not plan to disclose the results of these discussions unless and until required under applicable law.”
Item 9. Exhibits.
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description
(a)(31)	Press release issued by Genzyme, dated January 10, 2011.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2011	GENZYME CORPORATION
	By:	/s/ Thomas J. DesRosier
	Name:	Thomas J. DesRosier
	Title:	Senior Vice President, General Counsel and Chief Legal Officer